UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

U.S. WELL SERVICES, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants exercisable for Class A Common Stock at an exercise price of $5.75 per half share

(Title of Class of Securities)

91274U 119

(CUSIP Number of Warrants)

Mark Wolf

Vice President, General Counsel and Corporate Secretary

U.S. Well Services, Inc.

1360 Post Oak Boulevard, Suite 1800

Houston, Texas 77056

(832) 562-3730

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Hillary H. Holmes

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, TX 77002

Tel: (346) 718-6600

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$15,793,995	$1,914.23

*

Estimated for purposes of calculating the amount of the filing fee only. U.S. Well Services, Inc. (the “Company”) is offering holders of all of the Company’s outstanding $5.75 per half share warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated March 9, 2017 (the “Public Warrants”) the opportunity to exchange such Public Warrants for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”) by tendering one Public Warrant in exchange for 0.13 Shares. The amount of the filing fee assumes that all of the outstanding Public Warrants will be exchanged and is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended. The transaction value was determined by using the average of the high and low prices of the Public Warrants as reported on the Nasdaq Capital Market on March 13, 2019, which was $0.73.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by U.S. Well Services, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants that were issued in connection with the Company’s initial public offering pursuant to a prospectus dated March 9, 2017 (the “IPO Prospectus”), exercisable for shares of the Company’s Class A common stock, par value $0.0001 per share (the “Shares”), which have an exercise price of $5.75 per half share (the “Public Warrants”), to receive 0.13 Shares in exchange for every Public Warrant tendered by the holders thereof (approximately one Share for every 7.69 Public Warrants tendered). The offer is subject to the terms and conditions set forth in the Offer to Exchange Letter, dated March 14, 2019 (the “Offer Letter”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated herein by reference as set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address. The name of the subject company and the filing person is U.S. Well Services, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 1360 Post Oak Boulevard, Suite 1800, Houston, Texas 77056. The Company’s telephone number is (832) 562-3730.

(b) Securities. The subject class of securities consists of the Company’s outstanding Public Warrants. As of March 14, 2019, there were 21,635,609 Public Warrants outstanding, each of which is exercisable for one-half share of the Company’s ordinary shares, at an exercise price of $5.75 per one-half share. The actual number of Shares that will be issued will depend on the number of Public Warrants tendered and accepted for exchange and cancelled. If all of the outstanding Public Warrants are tendered and accepted for exchange, an aggregate of approximately 2,812,630 Shares will be issued in connection with the Offer. Public Warrants that are validly tendered and accepted for exchange will be cancelled.

The Offer relates to the Public Warrants issued pursuant to the IPO Prospectus, which trade through the Depository Trust Company. The Offer does not relate to the warrants issued to affiliates in private placements that occurred contemporaneously with our initial public offering. Any and all outstanding Public Warrants issued pursuant to the IPO Prospectus are eligible to be tendered pursuant to the Offer.

(c) Trading Market and Price. The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares and Public Warrants” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address. The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is c/o U.S. Well Services, Inc., 1360 Post Oak Boulevard, Suite 1800, Houston, Texas 77056 and the telephone number for each such person is (832) 562-3730.

Name	Position
Joel Broussard	President and Chief Executive Officer
Kyle O’Neill	Chief Financial Officer
Matt Bernard	Chief Administrative Officer
Nathan Houston	Chief Operating Officer
Mark Wolf	Vice President, General Counsel and Corporate Secretary
David J. Matlin	Director
David L. Treadwell	Director
Adam Klein	Director
Eddie Watson	Director
James Bold	Director
Ryan Carroll	Director
Richard Burnett	Director

Item 4. Terms of the Transaction.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference.

The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(a) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer Letter under “The Offer, Section 5.C., Background and Purpose of the Offer—Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired. The Public Warrants will be retired and cancelled.

(c) Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Public Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exchange of each Public Warrant pursuant to the Offer will result in the acquisition by the exchanging holder of 0.13 Shares.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b) Conditions. Not applicable.

(d) Borrowed funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities ownership. The information regarding ownership of Public Warrants set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

(b) Securities transactions. The information set forth in the Offer Letter under “The Offer, Section 5.D., Background and Purpose of the Offer—Interests of Directors and Executive Officers” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer Letter under “The Offer, Section 13. The Depositary and the Information Agent” and “The Offer, Section 14. Fees and Expenses” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the Offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the Offer beyond their normal compensation. See the information set forth on page iv of the Offer Letter.

Item 10. Financial Statements.

(a) Financial Information. Incorporated herein by reference are the Company’s financial statements that were included as Part II. Item 8 in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2019 (the “Form 10-K”). The Form 10-K is available for review on the SEC’s website at www.sec.gov. In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Letter dated March 14, 2019.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(5)(A)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (incorporated herein by reference to the Company’s filing with the SEC on March 14, 2019).

(a)(5)(B)	Press release.

Exhibit Number	Description

(b)	Not applicable.

(d)(1)	Second Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Current Report on Form 8-K (File No. 001-38025), filed with the SEC on November 16, 2018).

(d)(2)	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 of the Registration Statement on Form S-1 (File No. 333-216076), filed with the SEC on February 15, 2017).

(d)(3)	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1 (File No. 333-216076), filed with the SEC on February 15, 2017).

(d)(4)	Warrant Agreement, dated March 9, 2017, by and between Continental Stock Transfer & Trust Company and Matlin & Partners Acquisition Corporation (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K (File No. 001-38025), filed with the SEC on March 15, 2017).

(d)(5)	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-216076), filed with the SEC on February 15, 2017).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

U.S. WELL SERVICES, INC.

By:	/s/ Kyle O’Neill
Name:	Kyle O’Neill
Title:	Chief Financial Officer

Date: March 14, 2019